                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934



                           Transmedia Network Inc.
                           ------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.02 per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  893767103
                                  ---------
                                (CUSIP Number)



                               Susan Obuchowski
                        Equity Group Investments, Inc.
                     Two North Riverside Plaza, Suite 600
                           Chicago, Illinois 60606
                                (312) 454-0100
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               November 6, 1997
                        -----------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

                                  SCHEDULE 13D

CUSIP No.  893767103
           ---------
-------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Transmedia Investors, L.L.C.
    FEIN #: 36-4192415
-------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a) [X]
                                                                              (b) [ ]
-------------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                               [__]

-------------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

 NUMBER OF           ---------------------------------------------------------------
  SHARES             8.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,301,759
   EACH              ----------------------------------------------------------------
 REPORTING           9.  SOLE DISPOSITIVE POWER
   PERSON
                     ----------------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                     ----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,301,759
-------------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                      [__]
     CERTAIN SHARES

-------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%
-------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 893767103
          ---------


------------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samstock, L.L.C.
    FEIN #: 36-4156890
-------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a) [X]
                                                                              (b) [ ]
-------------------------------------------------------------------------------------

3.  SEC USE ONLY

-------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                               [__]

-------------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

 NUMBER OF           ---------------------------------------------------------------
  SHARES             8.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                1,301,759
   EACH              ----------------------------------------------------------------
 REPORTING           9.  SOLE DISPOSITIVE POWER
   PERSON
                     ----------------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                     ----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,301,759
-------------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                      [__]
     CERTAIN SHARES


-------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%
-------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------------

ITEM 1.         SECURITY AND ISSUER

       This Statement relates to the common stock, par value $0.02 per share ("Common Stock") of Transmedia Network Inc. (the "Issuer"). The Issuer has its principal executive offices at 11900 Biscayne Boulevard, Miami, Florida, 33181.

ITEM 2.         IDENTITY AND BACKGROUND

       (a-c) This Statement is being filed by the following beneficial owners of Common Stock: Transmedia Investors, L.L.C., a Delaware limited liability company ("TMI"), and Samstock, L.L.C., a Delaware limited liability company. (TMI and Samstock are referred to herein, individually, as a "Purchaser" and, collectively, as the "Purchasers.") The sole member of TMI is Samstock. The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). Additional information concerning SZI and ZGP is set forth in Appendix A hereto.

       The principal business of TMI is investment in the securities of the Issuer. The principal business of Samstock, SZI and ZGP is general investments. The business address of TMI, Samstock, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois 60606.

       (d) and (e) Neither the Purchasers nor, to the best knowledge of the Purchasers, either of SZI or ZGP, or any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Pursuant to an Agreement Among Stockholders dated as of November 6, 1997 (the "Agreement Among Stockholders") by and among each Purchaser, the Issuer, Melvin Chasen and Iris Chasen (Melvin Chasen and Iris Chasen being referred to together herein as the "Chasens"), the Purchasers acquired the sole power to vote or to direct the vote of all of the shares of Common Stock held by the Chasens (the "Chasen Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Investment Agreement described below. There are currently 1,050,509 Chasen Shares issued and outstanding, representing 10.3% of the issued and outstanding Common Stock. In addition, the Chasens hold options that are currently exercisable in respect of an additional 251,250 shares of

Common Stock (the "Option Shares") which, together with the 1,050,509 issued and outstanding Chasen Shares, represent 12.5% of the Common Stock, including the Option Shares.

      The Agreement Among Stockholders also provides that, subject to certain limitations, the Purchasers have a right of first refusal on all sales of the Chasen Shares, and the Chasen Shares are subject to "co-sale" and "drag along" provisions if the Purchasers sell any shares they may own. In addition, the Agreement Among Stockholders provides that, as long as the Purchasers are entitled to designate one or two directors in accordance with the Investment Agreement and the Chasens own, collectively, at least 950,000 shares of Common Stock, the Purchasers agree to vote all of the Issuer's Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities (collectively, the "Voting Securities") beneficially owned by them in favor of the election of Melvin Chasen to the Board of Directors of the Issuer (the "Board").

      The Agreement Among Stockholders will terminate (i) if the Purchasers and their affiliates (the "Purchaser Group") cease to own in the aggregate at least 5% of the Issuer's Voting Securities or (ii) contemporaneously with the termination of the Stock Purchase Agreement described below before the transactions contemplated thereby have been consummated. The Agreement Among Stockholders is attached hereto as Exhibit 1 and is incorporated herein by reference.

      The summary contained in this Statement of certain provisions of the Agreement Among Stockholders is not intended to be complete and is qualified in its entirety by reference to the Agreement Among Stockholders attached as an Exhibit hereto and incorporated herein by reference.

ITEM 4.      PURPOSE OF THE TRANSACTION

      The Purchasers' acquisition of the sole power to vote or to direct the vote of the Chasen Shares was, and the Purchasers' anticipated acquisition of shares of Common Stock (discussed below) will be, effected for the purpose of investing in the Issuer.

      In connection with the Agreement Among Stockholders, the Issuer and the Purchasers have also entered into a Stock Purchase and Sale Agreement, dated as of November 6, 1997 (the "Stock Purchase Agreement"), pursuant to which TMI and Samstock agreed to acquire in the aggregate (i) 2,500,000 newly issued shares of the Common Stock (the "Shares") and (ii) a warrant (the "Warrant") to purchase an additional 1,200,000 shares of Common Stock (the "Warrant Shares"), subject to the satisfaction of certain conditions precedent. The Stock Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Purchase Agreement, TMI and Samstock agreed to pay to the Issuer for the Shares and the Warrant a total consideration of $10,625,000.00, the source of which will be capital contributions to TMI and Samstock by the members of TMI and Samstock, respectively. The Shares and the Warrant will be purchased by TMI and Samstock in such proportions as shall be determined prior to the closing of the issuance of the Shares and the Warrant contemplated by the Stock Purchase Agreement (the "Closing").

      The purchase price upon exercise of the Warrant is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that TMI or Samstock, as the case may be, is then purchasing upon exercise of the Warrant. The Exercise Price is $6.00 per share for one third of the Warrant Shares, $7.00 per share for another third of the Warrant Shares, and $8.00 per share for the final third of the Warrant Shares. The Warrant may be exercised at any time after the Closing and will expire on the fifth anniversary of the date of the Closing.

      The purchase by the Purchasers and sale by the Issuer of the Shares and the Warrant under the Stock Purchase Agreement is to occur on the third business day following the satisfaction or waiver of certain conditions including, without limitation, the approval by holders of the Issuer's Common Stock of the issuance and sale of the Shares and the Warrant. The purchase and sale of the Shares and the Warrant may be abandoned (a) at the election of the Purchasers, (1) if the Issuer enters into a definitive agreement concerning a Competing Transaction, (2) if the Board fails to recommend, or revokes or otherwise modifies its recommendation in respect of the issuance and sale of the Shares and the Warrant, or (3) if the Issuer shall not have mailed a proxy statement to the Issuer's stockholders by February 28, 1998 or if the Closing does not occur on or before the sixtieth day following the mailing of the proxy statement to the Issuer's stockholders, unless such failure to occur is due to the failure of the Purchasers to perform their obligations under the Stock Purchase Agreement; (b) at the election of the Issuer or the Purchasers, (1) if the Issuer's stockholders fail to adopt the proposals to issue and sell the Shares and the Warrant to the Purchasers, or (2) the Board shall withdraw or modify its approval or recommendation in respect of the issuance and sale of the Shares and the Warrant in a manner adverse to the Purchasers or the Board shall have recommended to the Issuer's stockholders a Competing Transaction; and (c) at the election of the Issuer, (1) if the Issuer enters into a definitive agreement in respect of a Competing Transaction, provided that the Issuer has not failed to perform certain of its covenants regarding exclusivity under the Stock Purchase Agreement, or (2) if the Closing does not occur on or before the sixtieth day following the mailing of the proxy statement to the Issuer's stockholders, unless such failure to occur is due to the failure of the Issuer to perform its obligations under the Stock Purchase Agreement. For purposes of the foregoing, Competing Transaction means the sale or issuance by the Issuer or any of its subsidiaries of any common stock, preferred stock or other equity securities of the Issuer or any of its subsidiaries to any person other than the Purchasers or any merger, consolidation, sale of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole, or other business combination involving the Issuer or any of its subsidiaries and any other person other than the Purchasers.

      Under the Stock Purchase Agreement, if the Purchasers shall have elected not to proceed with the purchase of the Shares and the Warrant as set forth in clause (a) above, or if the Purchasers or the Issuer shall have elected not to proceed with the purchase and sale of the Shares and the Warrant as set forth in clause (b) above, or if the Issuer shall have elected not to proceed with the purchase and sale of the Shares and the Warrant as set forth in clause (c)(1) above, the Issuer will pay to the Purchasers a Termination Fee and will reimburse the Purchasers for out-of-pocket expenses incurred in connection with the transactions contemplated by the Stock Purchase Agreement in an amount not to exceed $250,000 in the aggregate. For purposes of the foregoing, Termination Fee means $1,000,000, if there is a Competing Transaction which is not a Competing Equity Deal, or if there is a Competing Transaction which is a Competing Equity Deal, the greater of (A) $1,000,000, or
(B) fifty percent (50%) of the product of the Competing Price Differential multiplied by the number 2,500,000. Competing Equity Deal means a Competing Transaction consisting of the sale and issuance by the Issuer of any capital stock and/or other equity securities to any other persons other than the Purchasers, or any merger, consolidation or other business combination involving the Issuer or any subsidiary and any persons other than the Purchasers. Competing Price Differential means the excess, if any, of (i) the sum of the aggregate cash and the fair market value of securities and other property that would be received by the Issuer and/or its stockholders in the Competing Equity Deal per share of capital stock and/or other equity securities that would be acquired by the acquiring Person in the Competing Equity Deal, over (ii) $4.00.

      In connection with the transactions which are the subject of this Statement, the Purchasers and the Issuer have also entered into an Investment Agreement dated as of November 6, 1997 (the "Investment Agreement"), which contains agreements as to certain aspects of the relationship between the Purchasers and the Issuer. The Investment Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

      Pursuant to the Investment Agreement, the Purchasers agreed that the Purchaser Group will not take any of the following actions prior to the fifth anniversary of the date of the Closing, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions:
(a) increase their ownership of Voting Securities beyond the combined voting power of all Voting Securities represented by the Shares and the Warrant Shares or subject to the Agreement Among Stockholders; provided, however, that the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer pursuant to exercise of the Warrant and any rights, oversubscription rights or standby purchase obligations in connection with rights offerings by the Issuer or exercise of any stock options granted by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Purchaser Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Agreement Among Stockholders; (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; or (e) take any action to seek to circumvent any of the foregoing limitations.

      Pursuant to the Investment Agreement, at all times prior to the fifth anniversary of the date of the Closing, Samstock is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Board as long as the Purchasers together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities (including, for these purposes, the Warrant Shares issuable upon exercise of the Warrant until such time as the Warrant expires) and, in the event that the Purchasers together beneficially own less than 15%, but at least 5%, of the combined voting power of the Issuer's Voting Securities, Samstock shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as Samstock is entitled to designate one or two Board representatives and further agreed that, notwithstanding the agreements contained in the Agreement Among Stockholders, the chief executive officer of the Issuer shall not count as a designee of Samstock.

      Pursuant to the Investment Agreement, the Purchasers agreed that, except to the extent otherwise provided in the Investment Agreement, the Purchasers would vote their Voting Securities with respect to the election or removal of directors of the Issuer either (a) in accordance with the recommendations of a majority of the disinterested directors of the Issuer or
(b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by the Purchasers, vote their securities; provided that the Purchasers may vote in favor of the election or retention of the one or two directors designated by Samstock as described in the preceding paragraph.

      Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to the Purchasers and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to all Shares and Warrant Shares as soon as practicable after the Closing, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate each Purchaser's ability to margin its stock and does not represent any present intention on behalf of either Purchaser to dispose of any Shares or Warrant Shares to be covered thereby.

      Pursuant to the Stock Purchase Agreement,the Issuer agreed to take all action within its power prior to the Closing to cause four members of the Board to resign and to cause such members to be replaced by the two representatives designated by Samstock and two independent directors acceptable to the Purchasers. The Issuer also agreed to amend its certificate of incorporation prior to the Closing to eliminate the "staggered" Board provisions, so that all Board seats will have contemporaneous terms, and to conduct, jointly with the Purchasers and in good faith, a search to find a replacement for the Issuer's current chief executive officer.

      The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement and the Investment Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

      Each Purchaser intends to continue to review its investment in Common Stock and, subject to the limitations of the Investment Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise.

      Except as stated above, neither of the Purchasers has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) To the best knowledge of the Purchasers, there are 10,189,956 shares of Common Stock outstanding as of the date hereof, and after the issuance of the Shares there will be 12,689,956 shares of Common Stock outstanding. As of the date hereof, the 1,050,509 Chasen Shares beneficially owned by the Purchasers represent approximately 10.3% of the Common Stock issued and outstanding and, together with the 251,250 Option Shares, represent 12.5% of the Common Stock, including the Option Shares. Subject to the limitations of the Investment Agreement, the Purchasers have the shared power to vote or to direct the vote of the 1,301,759 Chasen Shares beneficially owned by them.

      Pursuant to a Stockholder Cooperation Agreement dated as of November 6, 1997 (the "Cooperation Agreement"), the Chasens agreed to vote, or cause to be voted, the Chasen Shares, prior to the Closing, in favor of the approval and adoption of the transactions set forth herein and against any extraordinary corporate transactions and certain other enumerated corporate actions. The Cooperation Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

      The summary contained in this statement of certain provisions of the Cooperation Agreement is not intended to be complete and is qualified in its entirety by reference to the Cooperation Agreement attached as an Exhibit hereto and incorporated herein by reference.

      At the date hereof, neither the Purchasers, nor to the best knowledge of the Purchasers, any of SZI or ZGP or any of the persons listed in Appendix A hereto owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Purchasers, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.


       (c) During the last sixty days, the only transactions in the Common Stock effected by the Purchasers, or to the best knowledge of the Purchasers, by SZI or ZGP or any of the persons listed in Appendix A hereto, were the transactions occurring on November 6, 1997, as described in Item 3 hereof.


       (d) No person other than the Chasens have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chasen shares beneficially owned by the Purchasers.


        (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Except for the matters described herein, no Purchaser nor, to the best knowledge of the Purchasers, any of SZI or ZGP or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1  -   Agreement Among Stockholders
          Exhibit 2   -  Stock Purchase Agreement
          Exhibit 3   -  Investment Agreement
          Exhibit 4   -  Cooperation Agreement

                                  APPENDIX A
                                 SCHEDULE 13D
                            CUSIP NUMBER 893767103


SZ INVESTMENTS, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY: SZI's managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership.

ZELL GENERAL PARTNERSHIP, INC., AN ILLINOIS CORPORATION: ZGP's sole shareholder is the Samuel Zell Revocable Trust and its sole director is Samuel Zell.

SAMUEL ZELL: Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI"). EGI is a privately owned investment management firm. Mr. Zell is a citizen of the United States of America.

ALPHABET PARTNERS, AN ILLINOIS GENERAL PARTNERSHIP:   Alphabet Partners is
composed of three trusts created for the benefit of Mr. Zell and his family. Arthur A. Greenberg is the sole trustee of the three trusts. Mr. Greenberg is the sole proprietor of Arthur A. Greenberg, Certified Public Accountant. Mr. Greenberg is a citizen of the United States of America.

ZFT PARTNERSHIP, AN ILLINOIS GENERAL PARTNERSHIP: ZFT Partnership is composed of fifteen trusts created for the benefit of Mr. Zell and his family. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of EGI. Mrs. Rosenberg is a citizen of the United States of America.

                                   SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 17, 1997

                     TRANSMEDIA INVESTORS, L.L.C., by SAMSTOCK,
                     L.L.C., its sole member, by SZ INVESTMENTS, L.L.C., its sole member, by ZELL GENERAL PARTNERSHIP, INC., its managing member

                     By: /s/ Sheli Z. Rosenberg
                        -----------------------
                      Name: Sheli Z. Rosenberg
                              ------------------
                      Title: Vice President
                             -------------------

                     SAMSTOCK, L.L.C., by SZ INVESTMENTS, L.L.C., its sole member, by ZELL GENERAL PARTNERSHIP, INC., its managing member


                     By: /s/ Sheli Z. Rosenberg
                        -----------------------
                      Name: Sheli Z. Rosenberg
                              ------------------
                      Title: Vice President
                             -------------------

                                 EXHIBIT INDEX

 Exhibit Number  Description                         Page Number
 --------------  -----------                         -----------
 1               Agreement Among Stockholders,            14
                 dated as of November 6, 1997
                 (without Schedules)

 2               Stock Purchase and Sale                  24
                 Agreement, dated as of
                 November 6, 1997

 3               Investment Agreement, dated              72
                 as of November 6, 1997

 4               Cooperation Agreement, dated             90
                 as of November 6, 1997